-----------------------------------
Investor Relations Contacts:
-----------------------------------
KCSA Worldwide
Lee Roth / Marybeth Csaby
212-896-1209 / 212-896-1236
lroth@kcsa.com / mcsaby@kcsa.com
-----------------------------------

            TTI Telecom Reports Third Quarter 2007 Financial Results

                            Q3 Net Income $1 million

Petach Tikva, Israel - November 14, 2007 - TTI Team Telecom International Ltd.
(NASDAQ: TTIL), (`the Company'), a global supplier of Operations Support Systems
(OSS) to communications service providers, today announced results for the third quarter and nine months ended September 30, 2007.


Total revenues for the third quarter were $11.7 million, compared with $11.3 million in the second quarter of 2007, and $11.0 million for the third quarter of 2006. Total operating expenses were $6.0 million, compared to $6.3 million in the second quarter and $6.9 million in the third quarter of 2006.



Operating income for the quarter was $437,000 compared with $42,000 in the second quarter and an operating loss of $2.3 million for the third quarter last year. Net income was $1.0 million, or $0.05 per basic and diluted share, compared to $856,000, or $0.05 per basic and $0.04 per diluted share for the second quarter of 2007 and a net loss of $1.8 million, or $0.09 per basic and diluted share in the third quarter of 2006.



Total Revenues for the nine months ended September 30, 2007 were $33.7 million, compared to $36.0 million in the nine months ended September 30, 2006. Total operating expenses for the period were $18.1 million, compared to $19.3 million in the first nine months of 2006.



Operating income for the period was $62,000 compared with an operating loss of $1.4 million in the comparable period in 2006. Net income was $1.8 million, or $0.10 per basic and diluted share, compared to a net loss of $786,000, or $0.04 per basic and diluted share for the first nine months of 2006.

As of September 30, 2007, the Company had approximately $31 million in cash and liquid investments.



Commenting on the results, Meir Lipshes, Chairman and CEO of TTI Telecom, stated, "We are pleased with our results for the third quarter, which reflect the continued improvement of the Company, both sequentially and on a year-over-year basis. Our net income for the quarter was slightly over $1 million, compared to a loss of nearly $1.8 million in the third quarter of 2006.
This dramatic turnaround is indicative of the success of our efforts to reduce costs and improve the overall efficiency of the organization."



Lipshes added, "We continue making progress with our OSS and Fault Management solutions, having recently added several important customers which we hope to announce during the fourth quarter. We believe our technology is gaining recognition among telecom carriers and enterprise operators as an optimal solution to enhance and bring value to multi-vendor, multi-technology network environments. We have several important projects underway and are excited about what the future holds for TTI."

Conference Call Information:
A conference call has been scheduled for 9:00am ET today, November 14, 2007, during which management will discuss the Company's performance for the quarter.
The call can be accessed via live webcast through the Investor Relations section of the TTI Telecom web site, www.tti-telecom.com and at www.kcsa.com. A telephone replay of the call will also be available starting two hours after the completion of the call until 11:59pm ET on, November 23, 2007. To access the replay, please dial +1.877-519-4471 (International dialers can call
+1.973-341-3080), participant code: 9447864. The webcast of the conference call will be archived on the TTI Telecom and KCSA web sites for 90 days.

About TTI Telecom:
TTI Team Telecom International Ltd. ("TTI Telecom") is a leading provider of next generation Operations Support Systems (OSS) to communications service providers worldwide. The company's Netrac portfolio delivers an automated, proactive and customer-centric approach to service assurance and network management.

Anchored by market-leading service assurance solutions - Fault Management (FaM) and Performance Management (PMM) - that give customers an end-to-end view of their network, TTI Telecom's Netrac enables service providers to reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Netrac is compatible with multiple technologies and industry standards, and is uniquely positioned to bridge legacy, next-generation, convergent, and IMS Networks. TTI Telecom's customer base consists of tier-one and tier-two service providers globally, including large incumbents in the Americas, Europe and Asia-Pacific.


Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.


                                       ###





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


                       TTI TEAM TELECOM INTERNATIONAL LTD.
                              STATEMENTS OF INCOME

------------------------------------------------------------------------------------------------------------------------
                         (in thousands of U.S. dollars)

                                                                     Three Months Ended               Nine Months Ended
                                                                        September 30,                    September 30,
                                                                        ------------                     ------------

                                                                   2007              2006              2007              2006
                                                                   ----              ----              ----              ----
Revenues                                                                  Unaudited                           Unaudited
                                                                          ---------                           ---------

Product                                                           $6,367            $6,027           $18,718           $21,766
Services                                                           5,374             4,932            15,005            14,239
                                                               --------------    --------------    --------------    -----------

Total revenues                                                    11,741            10,959            33,723            36,005
                                                               --------------    --------------    --------------    -----------

Cost of revenues:
Product                                                            3,225             3,986             9,150            11,128
Services                                                           2,062             2,341             6,405             6,925
                                                               --------------    --------------    --------------    -----------

Total cost of revenues                                             5,287             6,327            15,555            18,053
                                                               --------------    --------------    --------------    -----------

Gross profit                                                       6,454             4,632            18,168            17,952
                                                               --------------    --------------    --------------    --------------

Operating expenses:
Research and development                                           2,443             2,533             6,788             6,914
Sales and marketing                                                2,064             2,632             5,567             7,702
General and administrative                                         1,510             1,762             5,751             4,710
                                                               --------------    --------------    --------------    -----------

Total operating expenses                                           6,017             6,927            18,106            19,326
                                                               --------------    --------------    --------------    -----------

Operating income (loss)                                              437           (2,295)                62           (1,374)
Financial income, net                                                540                90             1,559               151
Other income                                                           -                 -                33                 -
                                                               --------------    --------------    --------------    ----------

Income (loss) before taxes on income                                977           (2,205)             1,654            (1,223)
Taxes on income                                                     (38)             (450)             (175)             (437)
                                                               --------------    --------------    --------------    ----------

Net income (loss)                                                 $1,015          $(1,755)            $1,829            $(786)
                                                               ==============    ==============    ==============    ==========

Net income (loss) attributed to preferred shares                    $157            $(325)              $284            $(145)
                                                               ==============    ==============    ==============    ==========

Net income (loss) available to ordinary shares                      $858          $(1,430)            $1,545            $(641)
                                                               ==============    ==============    ==============    ==========


Basic income (loss) per share attributable to Ordinary
shareholders                                                        $0.05           $(0.09)             $0.10           $(0.04)
                                                               ==============    ==============    ==============    ==========

Diluted income (loss) per share attributable to Ordinary
shareholders                                                        $0.05           $(0.09)             $0.10           $(0.04)
                                                               ==============    ==============    ==============    ===========

Weighted average number of shares used for computing  net
income (loss) per share attributed to ordinary shareholders
Basic                                                            16,000,579        15,417,249        16,000,481        14,891,202
                                                                ==============    ==============    ==============    ===========

Diluted                                                          16,286,891        15,417,249        16,164,073        14,891,202
                                                                ==============    ==============    ==============    ===========

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

                                           TTI TEAM TELECOM INTERNATIONAL LTD.
                                               CONSOLIDATED BALANCE SHEET
--------------------------------------------------------------------------------------------------------------------------
                                              (in thousands of U.S dollars)
                                                                             September 30,                     December 31,
                                                                                 2007                               2006
                                                                                 ----                               ----
                                                                               Unaudited
                                                                            ----------------

ASSETS

CURRENT ASSETS:

Cash and cash equivalents                                                      $30,825                            $31,410
Short term deposits                                                                 87                                984
Trade receivables                                                                6,792                              4,664
Unbilled receivables                                                             2,899                              2,834
Related parties                                                                    392                                373
Other accounts receivable and prepaid expenses                                   1,606                              2,265
                                                                       ----------------                -------------------

Total current assets                                                            42,601                             42,530
                                                                       ----------------                -------------------

LONG-TERM INVESTMENTS:
Long term deposits                                                                  97                                 97
Investment in affiliate                                                            165                                165
Severance pay fund                                                               3,621                              3,627
Long-term receivables                                                                -                              3,324
                                                                       ----------------                -------------------

Total long-term investments                                                      3,883                              7,213
                                                                       ----------------                -------------------

PROPERTY AND EQUIPMENT:
Cost                                                                            25,651                             23,612
Less - accumulated depreciation                                                 20,142                             19,770
                                                                       ----------------                -------------------

Property and equipment, net                                                      5,509                              3,842
                                                                       ----------------                -------------------

Total Assets                                                                   $51,993                            $53,585
                                                                       ================                ===================

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables                                                                  $2,241                             $2,508
Related parties                                                                    890                                 40
Deferred revenues                                                                4,518                              8,333
Other accounts payable and accrued expenses                                      6,623                              7,187
                                                                       ----------------                -------------------

Total current liabilities                                                       14,272                             18,068
                                                                       ----------------                -------------------

ACCRUED SEVERANCE PAY                                                            5,299                              5,022
                                                                       ----------------                -------------------

SHAREHOLDERS' EQUITY:
Share capital:                                                                   2,595                              2,594
Additional paid-in capital                                                      75,056                             74,919
Accumulated deficit                                                           (45,229)                           (47,018)
                                                                       ----------------                -------------------

Total shareholders' equity                                                      32,422                             30,495
                                                                       ----------------                -------------------

Total liabilities and shareholders' equity                                     $51,993                            $53,585
                                                                       ================                ===================


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


                         TTI TELECOM INTERNATIONAL LTD.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------------------------------------------------
                         (in thousands of U.S. dollars)

                                                                                                       Nine months ended
                                                                                                         September 30,
                                                                                                         ---------------
                                                                                                2007                       2006
                                                                                                ----                       ----
                                                                                             Unaudited                  Unaudited

          Cash flows from operating activities:
-----------------------------------------------------------


Net income (loss)                                                                               $1,829                    $(786)
Adjustments to reconcile net income (loss) to net cash provided by (used in)
operating activities:
Depreciation and amortization                                                                    1,491                     1,872
Gain from sale of property and equipment                                                         (215)                      (58)
Accrued interest on short - term bank deposits                                                     (4)                      (18)
Severance pay, net                                                                                 283                       398
Decrease (increase) in trade receivables                                                       (2,128)                       221
Increase in unbilled receivables                                                                  (65)                   (2,869)
Decrease  in long term trade and unbilled receivables                                            3,324                       769
Decrease  in other accounts receivable and prepaid expenses                                        659                       547
Increase (decrease) in trade payables                                                            (267)                       523
Increase  in related parties                                                                       831                     1,067
Decrease in deferred revenues                                                                  (3,815)                   (3,411)
Decrease in other accounts payable and accrued expenses                                          (604)                   (1,041)
Stock based compensation                                                                           131                       382
Loss  from sale of marketable securities                                                             -                       330
Amortization of premium and accretion of accrued interest on available
for sale marketable securities                                                                       -                       732
                                                                                        --------------             -------------
Net cash provided by (used in) operating activities                                              1,450                   (1,342)

          Cash flows from investing activities:
-----------------------------------------------------------

Investment in short-term and long-term bank deposits                                           (2,000)                     (188)
Investment in available-for-sale marketable securities                                               -                  (10,203)
Proceeds from sale and redemption of available-for-sale marketable securities                        -                    21,334
Proceeds from short-term and long-term bank deposits                                             2,901                     1,283
Proceeds from sale of property and equipment                                                       342                       101
Purchase of property and equipment                                                             (3,285)                   (1,306)
                                                                                        --------------             -------------
Net cash provided by (used in) investing activities                                            (2,042)                    11,021

          Cash flows from financing activities:
-----------------------------------------------------------

Proceeds from issuance of preferred A convertible shares and warrants, net                          7                     1,068
                                                                                        --------------             -------------

Net cash provided by financing activities                                                           7                     1,068
                                                                                        --------------             -------------

Increase (decrease)  in cash and cash equivalents                                               (585)                    10,747

Cash and cash equivalents at the beginning of the period                                       31,410                    18,034
                                                                                        --------------             -------------

Cash and cash equivalents at the end of the period                                            $30,825                   $28,781
                                                                                        ==============             =============

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